News Release	Toronto Stock Exchange: NRI U.S. OTC Symbol: NVGLF

NovaGold To Present at BMO Nesbitt Burns Global Resources Conference

Febuary 25th, 2003, Vancouver – NovaGold Resources Inc.

NovaGold extends an open invitation to a live web cast of its presentation at the BMO Nesbitt Burns 2003 Global Resources Conference on Wednesday February 26, 2003 at 8.00 a.m. (Eastern Time). A link to this live web cast can be found on the company’s web-site at www.novagold.net where it will also be archived once available.

The BMO Nesbitt Burns Global Resource Conference is attended by nearly all of the major gold companies in the world. NovaGold’s corporate presentation will cover the NovaGold/Placer Dome joint venture plans for the Donlin Creek Project to move it forward to a production decision and will also discuss NovaGold’s plans to develop its other properties in Alaska.

As a priority development project for both Placer Dome and NovaGold, NovaGold shareholders should see considerable added value as the Donlin Creek Project advances through Pre-Feasibility, Feasibility and to a construction decision. The joint venture is currently looking at a high-tonnage operation in the range of 20,000 to 30,000 tonnes per day that potentially would produce over 1 million ounces of gold per year. NovaGold's annual share of this gold production would likely range from 300,000 to 400,000 ounces of gold per year.

Placer Dome has already incurred over US$3 million at Donlin since November 2002, as part of their earn-in, mainly on resource definition drilling for the on-going Pre-Feasibility Study. The NovaGold/Placer Dome joint venture are on track to complete the new comprehensive resource estimate in March and will be developing plans to address the project's infrastructure delivery and construction design as part of the Pre-Feasibility study that will be completed in 2003. Both the resource estimate and the Pre-Feasibility Study are being conducted by AMEC E&C Services Limited, an independent engineering services company. NovaGold will continue to report on the progress at Donlin Creek on a regular basis as the company has done in the past.

About NovaGold

NovaGold acquires and develops precious metal deposits in North America. NovaGold is well financed, has no debt, and one of the largest unhedged gold resource bases of any gold exploration company. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). The Company’s shares also trade on the US OTC Market (symbol NVGLF). Annual and quarterly financial reports, news releases and other information are available online at: www.novagold.net.

For more information on NovaGold contact:

Greg Johnson, VP Corporate Development
Bellingham, Washington, USA (360) 766-7102
E-mail: Greg.Johnson@NovaGold.net

Don MacDonald, CA, Senior VP & CFO
Vancouver, B.C., Canada (604) 669-6227
E-mail: Don.MacDonald@NovaGold.net